UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Vident International Equity Fund, A Series of ETF Series Solutions

(Name of Issuer)

Shares of Beneficial Interests

(Title of Class of Securities)

26922A404

(CUSIP Number)

Derek MacArthur, 300 Colonial Center Parkway, Roswell, Georgia 30076 and 770-280-6016

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
x  Rule 13d-1(b)
¨  Rule 13d-1(c)
¨  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26922A404	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Blue & Company, LLC 581411966
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,323,082
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,650,883
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,774,163
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 97.9%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 26922A404	13G	Page 2 of 3 Pages

Item 1.

(a)	Name of Issuer Vident International Equity Fund, A Series of ETF Series Solutions

(b)	Address of Issuer’s Principal Executive Offices 615 East Michigan Street Milwaukee, Wisconsin 53202

Item 2.

(a)	Name of Person Filing Ronald Blue & Company, LLC

(b)	Address of the Principal Office or, if none, residence 300 Colonial Center Parkway, Suite 300, Roswell, Georgia 30076

(c)	Citizenship Georgia Limited Liability Company

(d)	Title of Class of Securities shares of Beneficial Interests

(e)	CUSIP Number 26922A404

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 20,744,163. All 20,744,163 Shares of Beneficial Interests ("Shares") are ultimately owned by certain individual and institutional clients for which Ronald Blue & Company, LLC (“RB&Co.”) serves as investment advisor. RB&Co. may be deemed to beneficially own such Shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of the investment discretion and voting authority granted to RB&Co. by such clients over such Shares. The investment discretion and voting authority granted to RB&Co. may be revoked at any time.

(b)	Percent of class: 97.9%. The percentage was calculated based upon 21,200,000 shares of Beneficial Interest outstanding at December 31, 2013 as reported by the Issuer

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 18,323,082

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 20,650,883

	(iv)	Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Ownership of More than Five Percent on Behalf of Another Person. Certain individual and institutional clients of RB&Co. ultimately own all of the Shares included on this Schedule and have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of such Shares. No one client has granted RB&Co. investment discretion or voting authority over 5% or more of the Issuer's Shares of Beneficial Interests outstanding.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 26922A404	13G	Page 2 of 3 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/06/2014 Date

/s/ Larry Korchan Signature

Larry Korchan, Director of Investment Operations Name/Title